Scott C. Kline, Esq.
Kline Law Group PC
15615 Alton Parkway, Suite 450
Irvine, CA 92618
T – 949.271.6355
F – 949.271.6301

December 7, 2023

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Attn: Ms. Joyce Sweeney

Re:	GoLogiq, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 27, 2023

Form 10-Q for the Quarterly Period Ended March 31, 2023

Filed May 22, 2023

File No. 333-231286

Dear Ms. Sweeney:

On behalf of GoLogiq, Inc. (the “Company”) and in response to the comments of the staff of the Securities and Exchange Commission set forth in your letter dated November 21, 2023.

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements

Note 5. Business Combinations, page F-10

Comment 1. Regarding the revised disclosure provided in your response to prior comment 2, which you included in the September 30, 2023 Form 10-Q, please explain to us further the basis for your conclusion that Logiq did not have effective control of the Company's shares between the January 27, 2022 transaction and July 27, 2022 spin off. Reconcile this with your June 30, 2022 Form 10-Q disclosure where you indicate that as the Company is a majority-owned and controlled subsidiary of Logiq, its results of operations and financial position are consolidated with Logiq’s financial statements.

Response 1. The Company is currently reviewing these matters and intends to provide a substantive response on or before December 31, 2023

Comment 2. We note from your response to comment 2 that you have concluded GoLogiq LLC is the accounting acquirer in the AppLogiq/CreateApp business acquisition and the transaction was a reverse acquisition. You state on page 1 of the Form 10-K that the Company ceased to be a shell company as a result of the CreateApp acquisition. Considering you clearly assert that you were a public shell company prior to this transaction and GoLogiq LLC/CreateApp was an operating business, please provide us with a comprehensive analysis as to how you considered whether this transaction was a reverse recapitalization, which would not have resulted in the recognition of goodwill or intangible assets, rather than a reverse acquisition business combination transaction.

Response 2. The Company is currently reviewing these matters and intends to provide a substantive response on or before December 31, 2023

If you have further questions or comments, please feel free to contact us.

Very truly yours,

/s/ Scott C. Kline

Scott C. Kline

CC	Granger Whitelaw, CEO
GoLogiq, Inc.

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